Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

January 25, 2007

Dear Valued Client:

I want to take this opportunity to give you an update on recent and exciting news regarding our proposed merger of equals with CVS.

Last week, Caremark and CVS announced the dates of our respective shareholder meetings to approve the merger between our two companies. This represents a major milestone and is a key step toward consummating our merger with CVS, which will create the premier integrated pharmaceutical services provider in the U.S. Caremark will hold our shareholder meeting on February 20, 2007, while CVS will hold its meeting on February 23, 2007. With shareholder approval, we expect to close the transaction shortly thereafter.

We believe our merger with CVS will position us to be the leaders in the evolution of our industry. We strongly believe that this combination will have many benefits for you and is the most effective way to address the rapidly changing dynamics of today’s healthcare system and change how pharmaceutical services are delivered.

We will create value for our clients by bringing you new products and services later this year, including:

-	Improved access to multiple channels, facilitating the migration to cost-effective generics, mail and preferred brands for participants and physicians

-	Enhanced personal interaction with pharmacists by telephone and in-person at CVS stores

-	Convenient, one-stop access to medication, counseling, over-the-counter products, dietary supplements and more

As we have previously said, the CVS/Caremark merger is not about size, it’s about fulfilling our customers’ needs – exactly what a combination with CVS will achieve.

I would also like to briefly discuss allegations and inaccurate statements made in the press about our Board of Directors and management. Regardless of what you may have read in the media, I want you to know that our Board and management team always put the best interests of our clients and shareholders first with each and every decision we make about the operation of our Company. This is how Caremark continues to deliver the superior service and results you’ve come to expect from us.

Lastly, we have created a website that contains all pertinent information regarding our merger with CVS. Please visit www.cvscaremarkmerger.com for additional materials and answers to questions. And of course, please contact me directly if you’d like to discuss our plans for the future of our Company.

We thank you for your continued support and for entrusting us to be your pharmacy services provider.

Sincerely,

Mac Crawford

Chairman, Chief Executive Officer and President

January 25, 2007

Dear Colleagues:

I want to take this opportunity to give you an update on recent and exciting news regarding our proposed merger of equals with CVS.

Last week, Caremark and CVS announced the dates of our respective shareholder meetings to approve the merger between our two companies. This represents a major milestone and is a key step toward consummating our merger with CVS, which will create the premier integrated pharmaceutical services provider in the U.S. Caremark will hold our shareholder meeting on February 20, 2007, while CVS will hold its meeting on February 23, 2007. With shareholder approval, we expect to close the transaction shortly thereafter.

We are excited about continuing to move forward with the closing of this transaction. We strongly believe this combination is the most effective way to address the rapidly changing dynamics of today’s healthcare system and to change how pharmaceutical services are delivered.

As a result of receiving antitrust clearance from the Federal Trade Commission, we are able to begin integration planning. Our planning will focus on creating value for our clients by bringing them new products and services later this year, including:

-	Improved access to multiple channels, facilitating the migration to cost-effective generics, mail and preferred brands for participants and physicians

-	Enhanced personal interaction with pharmacists by telephone and in-person at CVS stores

-	Convenient, one-stop access to medication, counseling, over-the-counter products, dietary supplements and more

As we have previously said, the CVS/Caremark merger is not about size, it’s about fulfilling our customers’ needs – exactly what a combination with CVS will achieve.

We ask you not to be distracted by unfounded allegations and inaccurate statements made in press reports about our Board of Directors and management. We ask instead that you objectively evaluate our company’s performance and our leadership’s demonstrated track record. We benefit from a long-tenured senior management team that knows the industry and our clients’ needs extremely well. It is this team that we have asked to remain in place running the PBM business as part of the new company to ensure that we continue to perform.

It is important for you to know that our Board and management team have always put the best interests of our employees, shareholders, and our clients first in each and every decision we have made, and we remain committed to delivering growth and enhancing performance.

Lastly, we have created an updated website that contains all pertinent information regarding our merger with CVS. We will encourage the public and our shareholders to visit the new site, www.cvscaremarkmerger.com, for additional materials and answers to questions. We will continue to update you as well through Carenet.

We want to thank you for your continued hard work and particularly strong focus during this important period. Your effort is essential to demonstrating to our clients that they can continue to expect superior customer service as we move forward with our planned merger with CVS.

Sincerely,

Mac Crawford

Chairman, Chief Executive Officer and President

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Caremark and CVS. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger are available in the joint proxy statement/prospectus filed with the SEC.

Important Information for Investors and Stockholders

CVS has filed with the SEC a registration statement on Form S-4 that was declared effective by the SEC on January 19, 2007. This registration statement includes a joint proxy statement/prospectus in connection with the proposed merger. Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus and any other relevant documents filed by either party with the SEC because they contain important information.

Investors and stockholders are currently able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com. Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022.